Exhibit 21

List of Subsidiaries

Name of Subsidiary	State of Incorporation or Formation
MNS Eagle Equity Group IV. Inc.	Nevada
Nathaniel Energy Oklahoma Holdings Corporation (1)	Oklahoma
MCNIC Rodeo Gathering, Inc. (2)	Michigan
Keyes Helium Company, LLC (2)	Colorado
Cleanergy, Inc.	Delaware

(1) Nathaniel Energy Corporation owns 51% of the outstanding common stock

(2) A wholly owned subsidiary of Nathaniel Energy Oklahoma Holdings Corporation